FORM 4                                        U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

/ / Check this box if                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
no longer subject to
Section 16.  Form 4 or
Form 5 obligations may            Filed pusuant to Section 16(a) of the Securities Exchange Act of 1934,
continue.                           Section 17(a) of the Public Utility Holding Company Act of 1935
See Instruction 1(b).                     or Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading         6. Relationship of Reporting Person to
                                             Symbol                                       Issuer (Check all applicable)
Chase              Rhoda           L.         First Intrnational Bancorp, Inc. (FNCE)

(Last)            (First)       (Middle)     3. IRS or Social    4. Statement for         ___ Director          _X_ 10% Owner
                                             Security Number     Month/Year
                                             of Reporting Per-     January, 1998          ___ Officer           ___ Other
                                             son, if an entity                            (give title           (specify below)
c/o Chase Enterprises, One Commercial Plaza  (Voluntary)                                   below)
                 (Street)
Hartford            CT       06103
(City)            (State)    (Zip)
                                                                 5. If Amendment,         7. Individual or Joint/Group Filing
                                                                 Date of Original            (Check Applicable Line)
                                                                 Month/Year               _X_ Form filed by One Reporting Person
                                                                                          ___ Form filed by More than One
                                                                                              Reporting Person

                                  Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security              2. Trans-    3.        4. Securities            5. Amount of       6. Owner-     7. Nature of
(Instr. 3)                        action       Trans-    Acquired (A)             Securities         ship Form:    Indirect
                                  Date         action    or Disposed of (D)       Beneficially       Direct        Beneficial
                                               Code      (Instr. 3,4 and 5)       Owned at End of    (D) or        Ownership
                                  (Month       (Instr.8)           (A)            Month              Indirect
                                   /Day/                            or                               (I)
                                   Year)       Code  V    Amount   (D) Price      (Instr.3 and 4)    (Instr. 4)    (Instr. 4)
Common Stock                      1/1/98        P          10,000   A  $14.00/sh                      D
Common Stock                      1/16/98       P          25,000   A  $14.375/sh   1,460,000         D
Common Stock                      1/27/98       J(1)                                  149,877(1)      I             By Spouse
Common Stock                                                                                 (2)



*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
 Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                         (OVER)
                               (Print or Type Responses)


FORM 4 (continued)
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2.Con-    3.Tran-  4.Tran- 5. Number    6.Date         7.Title and         8.Price   9.Number   10.Own-   11.Na
Derivative      version   saction  saction of Deriv-    Exer-          Amount of           of        of         ship      ture
Security        or        Date     Code    ative        cisable and    Underlying          Deriv-    Deriv-     Form      of In-
(Instr.3)       Exercise (Month/  (Instr.  Securities   Expiration     Securities          ative     ative      of        direct
                Price      Day/    8)      Acquired     Date           (Instr.3,5)         Secur-    Secur-     Deriv-    Bene-
                of        Year)            (A) or       (Month/Day                         ity       ities      ative     ficial
                Deriv-                     Disposed      Year)                             (Instr.5) Bene-      Secur-    Own-
                ative                      of (D)                                                    ficially   ity:      ship
                Security                   (Inst.3,4,5)                                              Owned      Direct   (Instr.
                                                                                                     at End     (D) or    4)
                                                                                                     of         Indirect
                                                                                                     Month      (I)
                                                                                                     (Instr.4)  (Instr.4)
                                   Code V   (A)   (D)   Date   Expir-  Title     Amount
                                                        Exer-  ation             or
                                                        cisableDate              Number
                                                                                 of
                                                                                 Shares

Explanation of Responses:  See Page 3.

                                                                              By:/s/ Rhoda L. Chase                    2/6/98
                                                                              ** Signature of Reporting Person         Date
                                                                              Name:   Rhoda L. Chase


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.
   See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

FORM 4
(continued)

Item 1:   Rhoda L. Chase
          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, CT 06103

Item 2:   First International Bancorp, Inc. (FNCE)

Item 4:   January, 1998

Explanation of Responses

(1) On the date on which the reporting person became subject to Section 16 with respect to First International Bancorp, Inc., the Cheryl A. Chase Marital trust (the "Trust") held 32,032 shares of common stock in a brokerage account with respect to which the reporting person's husband had been granted the shared power to direct sales and to transfer funds. On January 27, 1998, the Trust transferred such shares out of such brokerage account.

(2) The reporting person owns 2.20% of the common stock of D.T. Chase Enterprises, Inc. ("DTCE") and the reporting person's husband owns 33.95% of the common stock of DTCE. The reporting person's husband is the President and Chairman of the Board of DTCE. American Ranger Inc. ("ARI") is a wholly-owned subsidiary of DTCE and the reporting person's husband is the President, Chief Executive Officer and Treasurer of ARI. Between December 30, 1997 and January 6, 1998, ARI purchased an aggregate of 25,000 shares of First International Bancorp, Inc. in open market transactions. The reporting person expressly disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.